ADVANCED MAGNETIC RESONANCE IMAGING TECHNOLOGY SUGGESTS
AXONAL REPAIR IN MULTIPLE SCLEROSIS PATIENTS TREATED WITH COPAXONE®

Study Findings Published in Frontiers in Bioscience

Jerusalem, Israel, January 3, 2012 – Researchers utilizing an advanced magnetic resonance imaging (MRI) technology to characterize and chart the evolution of MS lesions found that relapsing-remitting multiple sclerosis (RRMS) patients treated with COPAXONE® (glatiramer acetate injection) experienced significantly increased magnetization transfer ratio (MTR). Magnetization transfer ratio is a nonconventional MRI technique used to investigate abnormalities in brain structures, and increased values indicate potential remyelination and axonal tissue repair.

The 12-month MRI study, conducted at the Buffalo Neuroimaging Analysis Center (BNAC) located in the Jacobs Neurological Institute at the University at Buffalo, State University of New York, examined 40 RRMS COPAXONE® naïve patients. Patients received monotherapy with COPAXONE® (20 mg/day) everyday beginning at the baseline visit for 12 months. Study patients were assessed at baseline and after 12 months based on clinical examinations and using detailed conventional and nonconventional MRI protocols, including magnetization transfer imaging (MTI), an emerging MRI technique used to assess remyelination in the brains of MS patients.

“These data indicate that treatment with COPAXONE® resulted in a measureable amount of tissue repair in study patients,” said Robert Zivadinov, MD, PhD, Director of the BNAC, Professor of Neurology at the University at Buffalo, and lead study author. “The observed increases in MTR point to a potential for remyelination. Overall, these findings contribute to the vast body of research that supports the long-term efficacy and safety of the therapy.”

This is the first longitudinal study to evaluate lesions of RRMS patients as potential evidence for remyelination (as demonstrated by MTR data) in association with COPAXONE®. The results of the study, “Magnetization transfer imaging of acute black holes in patients on glatiramer acetate,” which were published in the January issue of Frontiers in Bioscience, highlight that the MTR technique may be a useful tool to monitor lesion evolution and MS disease progression in future studies.

ABOUT THE STUDY:
In the study, among 40 RRMS COPAXONE® naïve patients who presented with one or more contrast enhancing lesions (CELs) at baseline, 115 CELs were detected. Patients underwent 1.5T MRI at baseline and after 12 months to assess presence CELs. After 12 months of COPAXONE® treatment the number of CELs decreased to 21. The highest MTR increases were observed among hypointense CELs that became isointense (29 percent) and hypointense CELs that remained hypointense (10 percent).

The study was a Phase IV, open-label, single-blinded, post-marketing MRI observational study conducted over a period of 12 months at the BNAC, University at Buffalo, State University of New York. Patients were COPAXONE® naïve, between the ages of 18-65 years and disease duration ranged from 6 months to 30 years. All patients had to have one or more contrast-enhancing lesions (CELs) and a Kurtzke Expanded Disability Status Scale (EDSS) score less than or equal to 5.5.

ABOUT COPAXONE®
COPAXONE® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

COPAXONE® (glatiramer acetate injection) is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries. In North America,

COPAXONE® is marketed by Teva Neuroscience, Inc., which is a subsidiary of Teva Pharmaceutical Industries Ltd. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. COPAXONE® is a registered trademark of Teva Pharmaceutical Industries Ltd.

See additional important information at: http://www.sharedsolutions.com/pdfs/PrescribingInformation.aspx or call 1-800-887-8100 for electronic releases.

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About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 47,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, potential impact on our business of the current global macro-economic uncertainties, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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